UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16 OR 15D-16 UNDER THE
SECURITIES EXCHANGE ACT OF 1934

For the month of August, 2019
Commission File Number 32297

CPFL Energy Incorporated
(Translation of Registrant's name into English)

Rodovia Engenheiro Miguel Noel Nascentes Burnier, km 2,5, parte
CEP 13088-140 - Parque São Quirino, Campinas - SP
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.  Form 20-F ___X___ Form 40-F _______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [ ]

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_________________

.

CPFL ENERGIA S.A.

Company Registry (NIRE): 35.300.186.133

Corporate Taxpayer ID (CNPJ/MF): 02.429.144/0001-93

MINUTES OF THE 383rd MEETING OF THE BOARD OF DIRECTORS

HELD ON AUGUST 08th, 2019

1.          DATE, TIME AND PLACE: At 9:00 a.m., on August 08th, 2019 at Rua Gustavo Armbrust, 36, 10th floor, Nova Campinas, ZIP code 13025-106 in the city of Campinas, state of São Paulo.

2.          CALL NOTICE: The meeting was called pursuant to Paragraph 2nd, Article 17 of the Bylaws of CPFL Energia.

3.          ATTENDANCE:  All the members of the Board of Directors (“Board”), pursuant to Paragraphs 1st and 7th, Article 17 of the Bylaws.

4.          PRESIDING BOARD: Chairman – Bo Wen and Secretary – Valter Matta.

5.          MATTERS DISCUSSED AND RESOLUTIONS TAKEN BY UNANIMOUS VOTE:

The reading of the Agenda was waived as all those present were aware of its contents. The Directors also resolved that these minutes will be drawn up in summary form, with the right to submit opinions and dissensions, which will be filed at the headquarters of the Company, and the publication of these minutes without the signatures of the directors and the suppression of strategic and/or confidential information.

(i)To take cognizance of the managerial highlights and material facts occurred since the last Ordinary Meeting of the Board of Directors, as reported by the Chief Executive Officer.

(ii) To approve, the grant of 2019 Long Term Incentive (LTI) to the Chief Executive Officer, Vice Presidents and Business Presidents, as well as to 50% of the Heads of Departments and 10% of the Managers II of CPFL Energia.

(iii) To recommend, in terms of Resolution N. 2019200-C, the favorable vote to its representatives in the deliberative bodies of the controlled companies, for approval, according to each case, of (i) the partial reversal of the Statutory Earnings Reserve, (ii) the declaration of dividends which shall be attributed to the mandatory minimum dividends for the fiscal year of 2019 and paid up to September 30th, 2019; and (iii) the declaration of interest on equity (“JCP”) to be attributed to the mandatory minimum dividends for the fiscal year of 2019, considering the corresponding accounting records shall be done until August 31st, 2019 and paid until September 30th, 2019, in the values and for the companies specified as follows:

(a) For CPFL Brasil to approve:

(a.1) the partial reversal of the Statutory Earnings Reserve – Working Capital, in the amount of R$ 30,000,000.00 (thirty million reais);

(a.2) the declaration of dividends in the amount of R$ 82,000,000.00 (eighty-two million reais), being R$ 30,000,000.00 (thirty million reais) related to the reversal of reserve, mentioned in the item (a.1), and R$ 52,000,000.00 (fifty-two million reais) related to periodical dividends; and

(a.3) the declaration of JCP, in the total amount of up to R$ 2,281,926.69 (two million, two hundred and eighty-one thousand, nine hundred and twenty-six reais and sixty-nine cents).

(b) For CPFL Geração to approve:

(b.1) the declaration of dividends in the amount of R$ 186,000,000.00 (one hundred and eighty-six million reais) as periodical dividends; and

(b.2) the declaration of JCP, in the total amount of up to R$75,313,747.47 (seventy-five million, three hundred and thirteen thousand, seven hundred and forty-seven reais and forty-seven cents).

(c) For RGE, to approve the declaration of dividends in the amount of R$ 168,500,000.00 (one hundred and sixty-eight million, five hundred thousand reais) as periodical dividends.

(d) For CPFL Atende, to approve the declaration of JCP, in the total amount up to R$ 559,267.87 (five hundred and fifty-nine thousand, two hundred and sixty-seven reais and eighty-seven cents).

(iv) To recommend, in terms of Resolution N. 2019199-E, the favorable vote for to its representatives at the Extraordinary General Meeting of the following companies, for reversion of the retained earnings reserve, allocated based on the net income for the fiscal year ended on December 31st, 2018, and subsequent declaration of dividends, in the amounts below mentioned, as follows:

(a) For Foz do Chapecó Energia S.A. (“Foz do Chapecó”) the amount of R$ 198,428,526.09 (one hundred and ninety-eight million, four hundred and twenty-eight thousand, five hundred and twenty-six reais and nine cents), which payment to shareholders shall occur up to September 30th, 2019; and

(b) For Chapecoense Geração S.A. (“Chapecoense”) the amount of R$ 198,427,867.31 (one hundred and ninety-eight million, four hundred and twenty-seven thousand, eight hundred and sixty-seven reais and thirty-one cents), which payment to shareholders shall occur up to September 30th, 2019.

(v) To approve, in terms of Resolution N. 2019201-C, the granting of corporate guarantee by CPFL Energia, in the amount of up to R$ 1,205,000,000.00 (one billion two hundred and five million reais), or equivalent in another currencies, in the form of surety or warranty. By decision of this Board of Directors, the approval is valid to execution of the transactions until December 31st, 2019.

(vi) To recommend, in terms of Resolution N. 2019201-C,  the favorable vote to its representatives in the deliberative bodies of CPFL Paulista for hiring a Foreign Currency Loan based on Law 4,131/62 with CDI swap (as well as assignment of this swap as guarantee), promissory note, debentures issuance, loan with one of State Grid’s Companies, and/or other working capital transactions, under the following conditions, to be executed until December 31st, 2019:

(a) amount of up to R$ 1,205,000,000.00 (one billion, two hundred and five million reais), or equivalent amount in another currencies;

(b) with a guarantee from CPFL Energia; and/or

(c) with a guarantee from State Grid Brazil Power Participações S.A. (“SGBP”).

(vii) To recommend, in terms of Resolution N. 2019202-C, the favorable vote to its representatives in the deliberative organs of its controlled companies, for the approval the execution of an amendment to the contract for the provision of cleaning services, with all taxes and expenses included, in effect until August 31st, 2022, with annual readjustment based on the Category Collective Bargaining on the proportion of 70% (seventy per cent) for labor and IPCA on the proportion of 30% (thirty per cent) for the materials, basis date January, 2018, to:

(a) include the companies CPFL Transmissão Morro Agudo S.A. (“CPFL Transmissão Morro Agudo”), CPFL Transmissão Piracicaba S.A. (“CPFL Transmissão Piracicaba”) e CPFL Energias Renováveis S.A. (“CPFL Renováveis”) and

(b) to reallocate of the balance amount of Companhia Paulista de Força e Luz (“CPFL Paulista”) among the companies included through the Amendment, with no change in the global value and with no change in the amounts related to the other companies.

Due to the subject to be discussed with regards to the item below, the following resolution was taken by the vote of the independent directors, without any reserve. The other members of the Board of Directors left the meeting prior to the beginning of the discussions of the subject and have not participated in this resolution.

(viii) To approve, in terms of Resolution N. 2019198-E, the execution of the shares sell and buy transaction regarding the acquisition by CPFL Energia of the totality of State Grid Brazil Power Participações S.A.’s equity participation in CPFL Renováveis.

The following items were presented: (a) Analysis of Quarterly Financial Information (ITR); (b) Corporate Risk Map; (c) Project Status - Merger RGE and RGE Sul; (d) Report of Annual Tariff Adjustment (RGE); (e) Overview of Legal Contingency, specially cases above R$ 25,000,000.00; (f) Change of ZIP Code of CPFL Total, CPFL Planalto Ltda., CPFL Jaguari de Geração de Energia Ltda., Paulista Lajeado Energia S.A. and CPFL Santa Cruz’ addresses; (g) Business Development Follow Up; (h) Monthly Results (June/2019); (i) Monthly Health and Safety Report; and (j) Pipeline.

6. CLOSURE: There being no further business to discuss, the meeting was closed and these minutes were drawn up, read, approved and signed by all present members and the secretary. Mr. Bo Wen (Chairman), Mr. Shirong Lyu, Mr. Hong Li, Mr. Yang Qu, Mr. Anselmo Henrique Seto Leal, Mr. Yumeng Zhao, Mr. Gustavo Estrella, Mr. Antonio Kandir, Mr. Marcelo Amaral Moraes and Mr. Valter Matta (Secretary).

For legal purposes, the Portuguese version shall prevail.

I hereby certify that this is copy of the original minutes drawn up in the Board of Directors' Meetings Book.

Campinas, August 08th, 2019.

Bo Wen

(Chairman)

Valter Matta

(Secretary)

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
Date: August 19, 2019

CPFL ENERGIA S.A.

By:	/S/ YueHui Pan
Name: Title:	YueHui Pan Chief Financial Officer and Head of Investor Relations

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.